UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  RAILTEX, INC.
                                (Names of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   750766 1 07
                                 (CUSIP number)

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

CUSIP NO. 750766 1 07                                          Page 2 of 5 Pages
                                       13G

1.   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        BRUCE M. FLOHR
        SSN ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
        NOT APPLICABLE
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER 595,852 (Includes 45,006 shares of common stock reserved for issuance under stock options which are exercisable within 60 days)

Number of
Shares         -----------------------------------------------------------------
Beneficially   6.     SHARED VOTING POWER  NONE
Owned by       -----------------------------------------------------------------
Each           7.     SOLE DISPOSITVE POWER  591,852  (Mr.Flohr has sole voting
                      power as to 4,000 shares which are held in trust for the
                      benefit of certain family members and as to which he has
                      no dispositive power.)
               -----------------------------------------------------------------
Reporting      8.     SHARED POSITIVE POWER NONE
Person
With
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,602 (Includes 1,750 shares given as gifts to Mr. Flohr's children. Mr. Flohr has neither voting nor dispositive power for these shares.)

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   6.5%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON *  IN

                                  SCHEDULE 13G

CUSIP NO. 750766 1 07                                      PAGE  3  OF  5  PAGES
                                                                ---    ---
ITEM 1.

        (a)    NAME OF ISSUER:                            RailTex, Inc.

        (b)    ADDRESS OF ISSUER'S
               PRINCIPAL EXECUTIVE OFFICE:                4040 Broadway
               --------------------------                 Suite 200
                                                          San Antonio, TX 78209
ITEM 2.

        (a)    NAME OF PERSON FILING:                     BRUCE M. FLOHR

        (b)    NAME OF PRINCIPAL BUSINESS
               OFFICE OR, IF NONE,
               RESIDENCE:                                 4040 Broadway
               ---------                                  Suite 200
                                                          San Antonio, TX  78209

        (c)    CITIZENSHIP:                               United States

        (d)    TITLE OF CLASS OF SECURITIES:              Common Stock

        (e)    CUSIP NUMBER:                              750766 1 07
               ------------

ITEM 3. THE PERSON FILING THIS
               SCHEDULE 13G:                              NOT APPLICABLE

CUSIP NO.  750766 1 07                                     PAGE  4  OF  5  PAGES
                                                                ---    ---
ITEM 4. OWNERSHIP:

        (a)    AMOUNT BENEFICIALLY OWNED:          597,602 shares

                                            (Includes  1,750  shares  of  common
                                            stock given as gifts to Mr.  Flohr's
                                            children.   Mr.  Flohr  has  neither
                                            voting  nor  dispositive  power  for
                                            these shares.)

        (b)    PERCENT OF CLASS:                          6.5%

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    SOLE POWER TO VOTE OR
                      TO DIRECT THE VOTE:                 595,852 shares

               (ii)   SHARED POWER TO VOTE OR
                      TO DIRECT THE VOTE:                 NONE

               (iii)  SOLE POWER TO DISPOSE OR
                      TO DIRECT THE DISPOSITION
                      OF:                                 591,852 shares

               (iv)   SHARED POWER TO DISPOSE OR
                      TO DIRECT THE DISPOSITION
                      OF:                                 NONE

ITEM 5. OWNERSHIP OF FIVE PERCENT OR

               LESS OF A CLASS:                           NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE
               PERCENT ON BEHALF OF ANOTHER
               PERSON:
                                           Mr. Flohr  has sole  voting power as
                                           to 4,000   shares  which  are  held
                                           in trust  for the  benefit  of
                                           certain family  members  and as to
                                           which he has no dispositive power.

CUSIP NO.  750766 1 07                                     PAGE  5  OF  5  PAGES

ITEM 7. IDENTIFICATION AND CLASSIFICATION
        OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY
        THE PARENT HOLDING COMPANY:         NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION
        OF MEMBERS OF THE GROUP:            NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:     NOT APPLICABLE

ITEM 10. CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and to not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   FEBRUARY 11, 1998
                                                   Date

                                                   /s/BRUCE M. FLOHR
                                                   BRUCE M. FLOHR